Shanda Reports Unaudited Fourth Quarter and Full Year 2005 Financial Results

(Shanghai, China, February 27, 2006) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China today announced its financial results for the fourth quarter and full year ended December 31, 2005.

“We have taken a number of key steps in our strategy to both build our content portfolio and extend our presence into the emerging digital home in China,” said Tianqiao Chen, Shanda’s chief executive officer. “Our recent results reflect elements of this transition, particularly the migration of our major MMORPG titles to a free-to-play model, the expansion of our slate of casual games, and investments in sales and marketing and product development related to both content and new products like the EZ Pod. Early responses to the EZ Pod by PC manufactures and our regional distributors have been encouraging, with strong pre-orders from a number of leading PC manufacturers.”

Summary of the Fourth Quarter 2005:

●	Total net revenues decreased 16.3% year-over-year and 27.8% quarter-over-quarter to RMB360.5 million (US$44.7 million).

●	Online game revenues, including MMORPG and casual games, decreased 20.1% year-over-year and 28.8% quarter-over-quarter to RMB311.9 million (US$38.7 million).

●	Total peak concurrent users for all Shanda games in commercial service increased to 2.68 million from 2.55 million in the third quarter of 2005 and 2.0 million in the fourth quarter of 2004.

●	Revenue generated from the sales of the EZ Pods was RMB22.5 million (US$2.8 million).

●	Net loss was RMB538.9 million (US$66.8 million), compared to net income of RMB231.4 million in the fourth quarter of 2004 and RMB261.1 million in the third quarter of 2005. Loss per diluted ADS was RMB7.58
(US$0.94), compared to earnings per diluted ADS of RMB3.12 in the fourth quarter 2004 and RMB3.56 in the third quarter 2005.

●	The fourth quarter net loss was primarily due to a non-cash impairment charge of RMB521.5 million
(US$64.6 million), or RMB7.32 per diluted ADS (US$0.90), to reflect the fair value of Shanda’s 38% stake in
Actoz, a South Korean online game company the shares of which are quoted on the Korea Securities Dealers
Automated Quotations, or Kosdaq.

Summary of Full Year 2005:

●	Total net revenues for the full year 2005 were RMB1,896.6 million (US$235.0 million), a 46.0% increase from RMB1,298.7 million reported for the full year 2004.

●	Revenues from casual games for the full year 2005 were RMB403.0 million (US$49.9 million), an increase of 87.9% from RMB214.5 million for the full year 2004.

●	Total peak concurrent users for all Shanda games in commercial service for the full year 2005 increased 34.1% to 2.68 million from 2.0 million for the full year 2004.

●	Net income for the full year was RMB165.3 million (US$20.5 million), a 72.9% decrease from the full year 2004, and diluted earnings per ADS for the full year 2005 were RMB2.26 (US$0.28), compared to RMB8.10 for the full year 2004.

●	Excluding a non-cash impairment charge relating to Actoz of RMB521.5 million (US$64.6 million), adjusted net income for the full year 2005 would have been RMB686.8 million (US$85.1 million), a 12.7%
increase compare to the full year 2004.

Financial Results (Preliminary Unaudited)

Net Revenues. In the fourth quarter of 2005, Shanda reported net revenues of RMB360.5 million (US$44.7 million), representing a 16.3% decrease compared to RMB430.9 million in the fourth quarter of 2004 and a 27.8% decrease compared to RMB499.7 million in the third quarter of 2005. For the full year 2005, net revenues were RMB1,896.6 million (US$235.0 million), a 46.0% increase from the full year 2004.

Online game revenues declined 20.1% year-over-year and 28.8% quarter-over-quarter to RMB311.9 million (US$38.7 million) in the fourth quarter of 2005. Total peak concurrent users for all Shanda games in commercial service, however, increased to 2.68 million from 2.55 million in the third quarter of 2005, primarily due to the acquisition of Gametea and the adoption of the free-to-play model for our major MMORPGs in the fourth quarter. For the full year 2005, online game revenues increased 37.1% to RMB1,658.3 million (US$205.5 million), from RMB1,209.2 million for the full year 2004.

Revenues from MMORPGs in the fourth quarter of 2005 decreased 23.2% year-over-year and 30.4% quarter-over-quarter to RMB230.6 million (US$28.6 million), accounting for 64.0% of total revenues. The sequential decrease in revenue from MMORPGs was primarily a result of the continued aging of Mir II, adoption of the free-to-play model for our major MMORPGs and increased competition. For the full year 2005, MMORPG revenues were RMB1,255.3 million (US$155.6 million), a 26.2% increase from the full year 2004.

The number of average concurrent users of Shanda’s MMORPGs in commercial service decreased to approximately 548,000 in the fourth quarter of 2005 from 630,000 in the third quarter of 2005. Average revenue per user hour for MMORPGs decreased to RMB0.19 in the fourth quarter of 2005 from RMB0.24 in the third quarter.

Revenues from casual games decreased 9.6% year-over-year and 23.7% quarter-over-quarter to RMB81.3 million (US$10.1 million) in the fourth quarter of 2005. This sequential decrease was primarily due to a decline in revenue from our leading casual game BNB, in addition to some fourth quarter seasonality effect. The number of peak concurrent users for Shanda’s casual games, including casual games offered by Shanda’s subsidiaries such as Bianfeng, Haofang, increased 9.2% to 1.66 million in the fourth quarter of 2005 from 1.52 million in the third quarter of 2005. This increase was primarily due to the inclusion of peak concurrent user numbers from Gametea, which Shanda acquired in December 2005. For the full year 2005, casual games revenues were RMB403.0 million (US$49.9 million), an increase of 87.9% from RMB214.5 million for the full year 2004.

Shanda’s other revenues increased 19.4% year-over-year and decreased 21.1% quarter-over-quarter to RMB48.6 million (US$6.0 million) in the fourth quarter of 2005. The sequential decrease in other revenue was mainly due to a decrease in revenue generated from the sales of online advertising and Mibao, Shanda’s secure ID product. This decrease was partially offset by revenue from the sales of approximately 83,700 sets of the EZ Pods, which generated RMB 22.5 million (US$2.8 million) in revenue. For the full year 2005, other revenues were RMB238.3 million (US$29.5 million), compared to RMB89.5 million for the full year 2004.

Gross Profit. Gross margin was 59.9% in the fourth quarter of 2005, down from 67.1% in the fourth quarter of 2004 and from 68.9% in the third quarter of 2005. The decrease is mainly due to the decline in revenues as well as the relatively lower gross margin on EZ Pod sales compared to online game operations, and was partially offset by a decrease in the cost of services. For the full year 2005, the gross margin was 67.6%, up from 63.7% in the full year 2004.

Income from Operations. Shanda reported a loss from operations of RMB27.6 million (US$3.4 million) for the fourth quarter of 2005 compared to income from operations of RMB187.2 million in the fourth quarter of 2004 and RMB151.7 million in the third quarter of 2005. The decline was primarily attributable to the decline in revenue as well as increases in provisions for doubtful debts and marketing promotion expenses. In the fourth quarter of 2005, Shanda recorded doubtful debts in the amount of RMB48.0 million (US$5.9 million), which was mainly due to overdue receivables from online advertising and Mibao sales. Marketing promotion expenses increased primarily due to marketing for the EZ series products and upcoming new games. For the full year 2005, operating income was RMB621.9 million (US$77.1 million), up 21.7% from RMB511.0 million in the full year 2004. Operating income margin for the full year 2005 was 32.8%, compared to operating income margin of 39.3% for the full year 2004.

Net Income. In the fourth quarter of 2005, Shanda had a net loss of RMB538.9 million (US$66.8 million), compared to net income of RMB231.4 million in the fourth quarter of 2004 and RMB261.1 million in the third quarter of 2005. Loss per diluted ADS was RMB7.58 (US$0.94) for this quarter, compared to diluted earnings per ADS of RMB3.12 in the same period of 2004 and diluted earnings per ADS of RMB3.56 in the third quarter of 2005.

The fourth quarter net loss was primarily due to a non-cash impairment charge of RMB521.5 million (US$64.6 million), or RMB7.32 per diluted ADS (US$0.90), to reflect the fair value of Shanda’s 38% stake in Actoz. Shanda completed the purchase of its 38% controlling stake in February 2005 for a total consideration of RMB 878.0 million (US$106.1 million), which represents a premium over the then quoted market price. Shanda recognized an impairment charge on its investment in Actoz in the fourth quarter of 2005 primarily as a result of the continued decline in royalties payable to Actoz from Shanda’s operation of Mir II in China, which was mainly due to the continued aging of Mir II, adoption of the free-to-play model and competition. The decision to recognize impairment was also influenced by the decline in market price for shares of Actoz, which in the fourth quarter was determined to be other than temporary mainly due to the continued decline in Mir II royalties.

For the full year 2005, Shanda’s net income was RMB165.3 million (US$20.5 million), representing a 72.9% decrease compared to net income of RMB609.5 for the full year 2004. Diluted earnings per ADS were RMB2.26 (US$0.28) for the full year 2005, compared to diluted earnings per ADS of RMB8.10 (US$0.98) for the full year 2004. Excluding the impairment charge relating to Actoz, adjusted net income for the full year 2005 would have been RMB686.8 million, representing an 12.7% increase from the full year 2004, and adjusted diluted earnings per ADS would have been RMB9.38 (US$1.16) for the full year 2005, compared to diluted earnings per ADS of RMB8.10 (US$0.98) for the full year 2004.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2005, which was RMB8.07020 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Share Repurchase Update

Under the Company’s share repurchase program, Shanda repurchased 370,000 of its ADSs during the fourth quarter for a total amount of US$6.8 million. As of December 31, 2005, Shanda was authorized to purchase up to an additional US$43.2 million worth of its outstanding shares under the repurchase program.

Recent Business Highlights

In the fourth quarter of 2005, Shanda adopted a free-to-play and pay-for in-game value-added services revenue model for three of its MMORPGs – The Legend of Mir II, Magical Land and The World of Legend. Under the new model, end users are able to play the basic functions of a MMORPG for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience.

In November 2005, Shanda obtained exclusive China operating licenses for KongKong, a 3D casual game developed by Mega Enterprise, and DJ Max, a casual music online game developed by Pentavision. In December 2005, Shanda also acquired Gametea, a leading online casual game company that develops and operates chess and board games in China. In February 2006, Shanda entered into an agreement with NHN Games Corporation, a leading online game company in South Korea, for an exclusive license to operate ArchLord, a 3D MMORPG, in mainland China.

On December 1, 2005, Shanda launched EZ Pod at a suggested retail price of RMB458. Initial responses to the EZ Pod by the regional distributors and leading PC manufactures have been encouraging. In addition to approximately 179,000 sets of EZ Pods that have been pre-ordered from Shanda’s own distribution channel as of February 8, 2006, five leading PC manufacturers, including Changhong Zarva, Hedy Computer, Hisense Digital Products, TCL Computer Technology and Tsinghua Tongfang have signed purchase agreements to pre-order approximately 660,000 sets of EZ Pods during the one year period following execution of the respective contracts..

In January 2006, in order to further diversify its entertainment content, in January 2006, Shanda formed a strategic partnership with EMI Music, a leading international independent music company, to offer EMI’s music content to Shanda’s user base through its EZ home entertainment platform as well as its online interactive entertainment portal.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude a non-cash impairment charge. Shanda believes these non-GAAP financial measures are important to help investors understand Shanda’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access Shanda’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

Shanda’s management team will host a conference call on February 27, 2006 at 9:00 p.m. Eastern Standard Time, corresponding with February 28, 2006 at 10:00 a.m. Beijing/Hong Kong time, to present an overview of the Company’s financial performance and business operations. To participate in the live call, U.S. callers should dial 888-889-5602 and international callers should dial 973-935-8599 and reference pass code 6989143. A live webcast of the presentation will be available at the Company’s corporate website at http://www.snda.com.

A replay of the conference call will be available until March 6, 2006, 12:00 a.m. EST. The dial-in number for calls placed in the U.S. is 877-519-4471 and 973-341-3080 for calls placed outside of the U.S. The pass code for the replay is 6989143.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the Company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements including statements regarding the purchase of 660,000 EZ Pods by five leading PC manufacturers. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that the PC manufacturers do not issue definitive purchase orders in amounts equal to their pre-order commitments and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact:

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	CONSOLIDATED BALANCE SHEET
	(in thousands)
	As of December 31,	As of December 31,
	2004	2005
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,123,971	949,622	117,670
Restricted cash	—	150,779	18,683
Short-term investment	—	126,360	15,658
Marketable securities	422,327	1,933,674	239,607
Accounts receivable	39,308	81,127	10,053
Inventories	6,039	28,481	3,529
Due from related parties	1,515	—	—
Deferred licensing fees and related costs	48,716	24,067	2,982
Prepayments and other current assets	27,621	41,085	5,091
Deferred tax assets	29,632	17,125	2,122

Total current assets	3,699,129	3,352,320	415,395

Investments in affiliated companies	155,936	328,582	40,715
Property, equipment and software	159,170	286,996	35,562
Intangible assets	89,934	183,671	22,759
Goodwill	133,959	245,092	30,370
Long-term deposits	2,363	2,863	355
Long-term prepayments	—	18,158	2,250
Other long-term assets	50,673	52,771	6,539
Total assets	4,291,164	4,470,453	553,945

LIABILITIES
Current liabilities:
Accounts payable	47,342	65,390	8,103
Licensing fees payable	18,092	18,158	2,250
Taxes payable	40,197	37,045	4,590
Deferred revenue	247,282	172,455	21,369
Licensing fees payable to a related party	52,273	13,830	1,714
Due to related parties	1,758	3,040	377
Acquisition related obligation	—	158,430	19,631
Other payables and accruals	91,268	141,552	17,540
Total current liabilities	498,212	609,900	75,574

Convertible debt	2,276,175	2,219,305	275,000

Total liabilities	2,774,387	2,829,205	350,574

Minority interests	6,879	3,389	420
Shareholders’ equity
Ordinary shares	11,585	11,751	1,456
Additional paid-in capital	1,300,454	1,397,092	173,117
Statutory reserves	40,025	87,619	10,857
Deferred share-based compensation	(20,623)	(3,595)	(445)
Accumulated other comprehensive gain	133,815	30,182	3,740
Retained earnings	44,642	114,810	14,226
Total shareholders’ equity	1,509,898	1,637,859	202,951

Total liabilities and shareholders’ equity	4,291,164	4,470,453	553,945

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

	For the three months period ended,				For the year		ended ,
	December 31,	September 30,	December 31,		December 31,	December 31,
	2004	2005	2005		2004	2005
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Net revenues
MMORPG	300,234	331,467	230,600	28,574	994,664	1,255,341	155,552
Casual game	89,941	106,633	81,332	10,078	214,513	402,968	49,933
Others	40,689	61,565	48,584	6,020	89,548	238,302	29,529

Total net revenues	430,864	499,665	360,516	44,672	1,298,725	1,896,611	235,014
Cost of services
Ongoing licensing fees for online games	(76,144)	(70,303)	(52,754)	(6,537)	(249,289)	(299,207)	(37,075)
Amortization of upfront licensing fees	(7,403)	(12,164)	(12,242)	(1,517)	(27,241)	(37,282)	(4,620)
Server leasing and maintenance fees	(21,427)	(22,963)	(23,563)	(2,920)	(79,918)	(88,877)	(11,013)
Salary and benefits	(7,601)	(12,122)	(11,620)	(1,440)	(23,802)	(40,882)	(5,066)
Depreciation of property, equipment and software	(7,794)	(11,526)	(13,427)	(1,664)	(28,403)	(44,021)	(5,455)
Others	(21,468)	(26,216)	(30,851)	(3,822)	(62,531)	(104,158)	(12,905)

Total cost of services	(141,837)	(155,294)	(144,457)	(17,900)	(471,184)	(614,427)	(76,134)

Gross profit	289,027	344,371	216,059	26,772	827,541	1,282,184	158,880
Operating expenses
Product development	(22,548)	(46,122)	(50,991)	(6,318)	(70,829)	(164,756)	(20,415)
Sales and marketing	(34,631)	(78,273)	(92,036)	(11,404)	(91,083)	(235,438)	(29,174)
General and administrative	(44,635)	(68,249)	(100,597)	(12,466)	(154,667)	(260,091)	(32,229)

Total operating expenses	(101,814)	(192,644)	(243,624)	(30,188)	(316,579)	(660,285)	(81,818)

Income(loss) from operations	187,213	151,727	(27,565)	(3,416)	510,962	621,899	77,062
Interest income	11,389	6,893	6,818	845	19,677	29,026	3,597
Amortization of convertible debt issuance cost	(3,524)	(4,798)	(4,672)	(579)	(3,524)	(18,492)	(2,291)
Investment income(loss)	41,418	400	1,404	174	43,494	(5,899)	(731)
Other income, net	21,302	89,120	43,326	5,369	83,656	174,903	21,672

Income before income tax expenses, equity in loss of affiliates and minority interests	257,798	243,342	19,311	2,393	654,265	801,437	99,309
Income tax expenses	(19,925)	18,623	(23,975)	(2,971)	(38,941)	(96,711)	(11,984)
Equity in loss of affiliates	(4,180)	(1,425)	(534,376)	(66,216)	(4,180)	(544,268)	(67,441)
Minority interests	(2,252)	599	150	19	(1,661)	4,825	597

Net income(loss)	231,441	261,139	(538,890)	(66,775)	609,483	165,283	20,481

Income attributable to Series A and A-1 preferred shareholders	—	—	—	—	(82,479)	—	—

Net income attributable to ordinary shareholders	231,441	261,139	(538,890)	(66,775)	527,004	165,283	20,481

Earnings per share:
Basic	1.66	1.83	(3.79)	(0.47)	4.32	1.17	0.14
Diluted	1.56	1.78	(3.79)	(0.47)	4.05	1.13	0.14
Earnings per ADS:
Basic	3.32	3.66	(7.58)	(0.94)	8.64	2.34	0.28
Diluted	3.12	3.56	(7.58)	(0.94)	8.10	2.26	0.28
Weighted average ordinary shares outstanding:
Basic	139,343,240	142,469,921	142,349,153	142,349,153	122,136,580	141,338,480	141,338,480
Diluted	148,513,111	147,094,084	142,349,153	142,349,153	130,167,656	146,347,595	146,347,595
Weighted average ADS outstanding:
Basic	69,671,620	71,234,961	71,174,577	71,174,577	61,068,290	70,669,240	70,669,240
Diluted	74,256,556	73,547,042	71,174,577	71,174,577	65,083,828	73,173,798	73,173,798
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP net income						686,769	85,100
Subtract ACTOZ impairment charge						521,486	64,619
GAAP net income						165,283	20,481
Non-GAAP diluted earnings per ADS						9.38	1.16
Subtract Actoz impairment charge per ADS						7.12	0.88
GAAP diluted earnings per ADS						2.26	0.28